January 12, 2026

Joshua Brumm
Chief Executive Officer
Crescent Biopharma, Inc.
300 Fifth Avenue
Waltham, MA 02451

       Re: Crescent Biopharma, Inc.
           Registration Statement on Form S-1
           Filed January 7, 2026
           File No. 333-292600
Dear Joshua Brumm:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Jessica Dickerson at 202-551-8013 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Life
Sciences
cc:   Wesley C. Holmes, Esq.